Exhibit 99.(a)

FOR IMMEDIATE RELEASE

December 1, 2005

NOVA Chemicals Corporation extends force majeure due to delay in Corunna, Ontario, facility start-up

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that it has extended its force majeure on ethylene, propylene, crude C4s and other co-products from its Corunna, Ontario, manufacturing facility and on polyethylene from its Sarnia, Ontario, area manufacturing sites. The force majeure declarations have been extended due to problems with newly installed compressor trains that have further delayed the re-start of NOVA Chemicals’ Corunna ethylene flexi-cracker.

NOVA Chemicals expects fourth quarter 2005 results will be negatively impacted by an additional U.S.
$20 - $30 million as a result of this delay. This is incremental to the previously announced delay impact estimate of $10 - $15 million.  The revised total negative earnings impact of the shutdown is currently estimated to be approximately $60 - $70 million of Net Income in the fourth quarter of 2005.

NOVA Chemicals continues to work with all impacted customers during this delay. Full operations are now expected in mid- to late December 2005.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel:  412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire — Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information

The information in this news release contains forward-looking statements, including, without limitation, that NOVA Chemicals expects fourth quarter 2005 results will be negatively impacted by U.S. $60 - $70 million as a result of the delay in the Corunna, Ontario, facility start-up.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; the impact of competition; changes in customer demand; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.